UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

GlobalSCAPE, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37940G109

(CUSIP Number)

210/GSB Acquisition Partners, LLC

Attention: C. Clark Webb, Robert H. Alpert

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

(214) 999-6082

with a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

210/GSB Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	210/GSB Acquisition Partners, LLC (“GSB Acquisition”) holds directly 3,268,900 shares of common stock of GlobalSCAPE, Inc. (the “Issuer”). GSB Acquisition is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

2

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

3

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5% (2)
14	TYPE OF REPORTING PERSON

PN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

4

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

5

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,286,545 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,286,545 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,286,545 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6% (3)
14	TYPE OF REPORTING PERSON

CO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

6

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Atlas Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,645 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,645 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

PN

(1)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

7

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,972
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,286,545 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,972
	10	SHARED DISPOSITIVE POWER

3,286,545 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,319,517 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8% (3)
14	TYPE OF REPORTING PERSON

IN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

8

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,507
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,507
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,330,407 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,695,469 shares of the Issuer’s common stock issued and outstanding as of December 31, 2019, as advised by the Issuer.

9

CUSIP No. 37940G109

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of common stock (the “Common Stock”) of GlobalSCAPE, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by and on behalf of the Reporting Persons (as defined below). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities directly held by GSB Acquisition covered by this Schedule 13D. Each of RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by ACM covered by this Schedule 13D.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

GSB Acquisition is the direct beneficial owner of 3,268,900 shares of the Issuer’s Common Stock covered by this Schedule 13D. Mr. Alpert is the direct beneficial owner of 32,972 shares of the Issuer’s Common Stock covered by this Schedule 13D, Mr. Webb is the direct beneficial owner of 61,507 shares of the Issuer’s Common Stock covered by this Schedule 13D and ACM is the direct beneficial owner of 17,645 shares of the Issuer’s Common Stock covered by this Schedule 13D. GSB Acquisition, Mr. Webb and ACM, as applicable, have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the respective shares of Common Stock of the Issuer that they directly own.

10

CUSIP No. 37940G109

As sole member of GSB Acquisition, 210 Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. 210 Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners nor CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Mr. Webb holds 61,507 shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As general partner of RHA Partners and ACM, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. Mr. Alpert holds 32,972 shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As of the time of filing on February 5, 2020, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

11

CUSIP No. 37940G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

210/GSB ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	Covenant RHA Partners, L.P.
Its:	Member

	By:	RHA Investments, Inc.
	Its:	General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

By:	CCW/LAW Holdings, LLC
Its:	Member

	By:	/s/ C. Clark Webb
	Name:	C. Clark Webb
	Title:	Sole Member

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

	By:	RHA Investments, Inc.
	Its:	General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

By:	CCW/LAW Holdings, LLC
Its:	Member

	By:	/s/ C. Clark Webb
	Name:	C. Clark Webb
	Title:	Sole Member

12

CUSIP No. 37940G109

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	General Partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Name:	C. Clark Webb
Title:	Sole Member

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

/s/ Robert H. Alpert
ROBERT H. ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

ATLAS CAPITAL MANAGEMENT, L.P.

By:	RHA Investments, Inc.
Its:	General Partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

13

CUSIP No. 37940G109

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

210/GSB ACQUISITION PARTNERS, LLC

Sale of Common Stock	(500,000)	10.60	02/04/2020

C. CLARK WEBB

Charitable Gift of Common Stock	(210,000)	--	02/03/2020

ATLAS CAPITAL MANAGEMENT, L.P.

Charitable Gift of Common Stock	(210,000)	--	02/03/2020